ECHO THERAPEUTICS, INC.
8 Penn Center
1628 JFK Blvd., Suite 300
Philadelphia, PA 19103

December 17, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:           Echo Therapeutics, Inc.
 Registration Statement on Form S-1 (Registration No. 333-192630)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Echo Therapeutics, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-192630), together with all exhibits thereto, filed on December 2, 2013 ( the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement in order to proceed with the Securities Purchase Agreement by and among the Company, Medical Technologies Innovation Asia, Ltd and Beijing Sino Tau Shang Pin Tech and Development Corp, and the Securities Purchase Agreement by and among the Company, Platinum Partners Value Arbitrage L.P and Platinum Partners Liquid Opportunity Master Fund L.P., each dated as of December 10, 2013 (collectively, the “Agreements”). Under Section 5.4 of the Agreements, the Company is required to withdraw the Registration Statement. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Robert F. Doman, Executive Chairman and Interim Chief Executive Officer at the above-mentioned address, facsimile number (215) 717-4109, with a copy to Joanne R. Soslow, Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA 19103, facsimile number (215) 963-5001.

If you have any questions with respect to this matter, please contact Joanne R. Soslow of Morgan, Lewis & Bockius LLP at (215) 963-5262.

Sincerely, ECHO THERAPEUTICS, INC.

/s/ Robert F. Doman
Robert F. Doman Executive Chairman and Interim Chief Executive Officer